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
Supplemental Material for Financial Results for FY2009 First Quarter (Consolidated)
(U.S. GAAP)

----------------------------------------------------------------------------------------------------------------   -----------------
                              FY2008                                                                    FY2009            FY2009
                            -------------------------------------------------------                   ----------         Forecast
                                              (Note 1)                     (Note 1)
                                  1Q             2Q            3Q              4Q   (Apr.2007 through       1Q     (Apr.2008 through
                                                                                         Mar.2008)                      Mar.2009)
----------------------------------------------------------------------------------------------------------------   -----------------
Vehicle Production
(thousands of units)             2,090          2,004         2,201          2,252          8,547         2,137
----------------------------------------------------------------------------------------------------------------
    (Japan) - including
      Daihatsu & Hino           1,239          1,190         1,358          1,373          5,160         1,252
        [Daihatsu]          [     194 ]    [     182 ]    [    197 ]    [     212 ]    [     785 ]    [    197 ]
        [Hino]              [      26 ]    [      27 ]    [     28 ]    [      30 ]    [     111 ]    [     28 ]
    ------------------------------------------------------------------------------------------------------------
    (Overseas) - including
      Daihatsu & Hino             851            814           843            879          3,387           885
        [Daihatsu]          [      17 ]    [      17 ]    [     19 ]    [      27 ]    [      80 ]    [     34 ]
        [Hino]              [       - ]    [       - ]    [      - ]    [       - ]    [       - ]    [      - ]
        --------------------------------------------------------------------------------------------------------
           North America          340            306           300            322          1,268           326
        --------------------------------------------------------------------------------------------------------
              Europe              184            157           183            187            711           168
        --------------------------------------------------------------------------------------------------------
               Asia               220            237           241            263            961           263
        --------------------------------------------------------------------------------------------------------
            Central and
           South America           38             41            40             31            150            40
        --------------------------------------------------------------------------------------------------------
              Oceania              35             42            39             33            149            38
        --------------------------------------------------------------------------------------------------------
              Africa               34             31            40             43            148            50
----------------------------------------------------------------------------------------------------------------     ---------------
Vehicle Sales
(thousands of units)            2,162          2,139         2,281          2,331          8,913         2,186               8,740
----------------------------------------------------------------------------------------------------------------     ---------------
    (Japan) - including
      Daihatsu & Hino             500            506           541            641          2,188           512               2,170
        [Daihatsu]          [     140 ]    [     128 ]    [    129 ]    [     174 ]    [     571 ]    [    145 ]         [     590 ]
        [Hino]              [       9 ]    [      13 ]    [     11 ]    [      13 ]    [      46 ]    [      9 ]         [      40 ]
    ------------------------------------------------------------------------------------------------------------     ---------------
    (Overseas) - including
      Daihatsu & Hino           1,662          1,633         1,740          1,690          6,725         1,674               6,570
        [Daihatsu]          [      52 ]    [      52 ]    [     51 ]    [      59 ]    [     214 ]    [     59 ]         [     250 ]
        [Hino]              [      16 ]    [      15 ]    [     17 ]    [      17 ]    [      65 ]    [     19 ]         [      80 ]
        --------------------------------------------------------------------------------------------------------     ---------------
           North America          762            735           756            705          2,958           729               2,630
        --------------------------------------------------------------------------------------------------------     ---------------
              Europe              333            302           308            341          1,284           301               1,290
        --------------------------------------------------------------------------------------------------------     ---------------
               Asia               222            230           241            263            956           262               1,060
        --------------------------------------------------------------------------------------------------------     ---------------
            Central and
           South America           77             82            91             70            320            85                 310
        --------------------------------------------------------------------------------------------------------     ---------------
              Oceania              70             70            74             75            289            81                 300
        --------------------------------------------------------------------------------------------------------     ---------------
              Africa               77             75            85             77            314            77                 330
        --------------------------------------------------------------------------------------------------------     ---------------
            Middle East           120            136           183            158            597           137                 650
        --------------------------------------------------------------------------------------------------------     ---------------
               Other                1              3             2              1              7             2
----------------------------------------------------------------------------------------------------------------     ---------------
Total Retail Unit Sales         2,365          2,336         2,316          2,413          9,430         2,406
(thousands of units)
----------------------------------------------------------------------------------------------------------------     ---------------
Housing Sales (units)             853          1,412         1,195          1,971          5,431           916               5,800
----------------------------------------------------------------------------------------------------------------     ---------------

Supplemental Material for Financial Results for FY2009 First Quarter (Consolidated)
(U.S. GAAP)

-------------------------------------------------------------------------------------------------------     -----------------------
                                   FY2008                                                    FY2009           FY2009
                                  ----------------------------------------------            -----------     -----------
                                               (Note 1)               (Note 1)                               First half  Forecast
                                      1Q          2Q         3Q          4Q     (Apr.2007        1Q          (Apr.2008   (Apr.2008
                                                                                 through                     through     through
                                                                                Mar.2008)                    Sep.2008)   Mar.2009)
-------------------------------------------------------------------------------------------------------     -----------------------
Foreign Exchange Rate                                                                                        as premise: as premise:
    Yen to US Dollar Rate               121         118        113         105         114        105               105       105
    ---------------------------------------------------------------------------------------------------     -----------------------
    Yen to Euro Rate                    163         162        164         158         162        163               162       161
-------------------------------------------------------------------------------------------------------     -----------------------
Market Share (Japan)                                                                                                  approximately
    Toyota (excluding
    Mini-Vehicles) (%)                 46.1        44.8       47.7        44.3        45.6       47.4                         46%
    ---------------------------------------------------------------------------------------------------     -----------------------
    Toyota, Daihatsu and Hino
    (including Mini-Vehicles) (%)      42.1                   43.4                    42.0       43.6
-------------------------------------------------------------------------------------------------------     -----------------------
Number of Employees                             309,797                316,121     316,121    323,650  (Note 2)
-------------------------------------------------------------------------------------------------------     -----------------------
Net Revenues (billions of yen)      6,522.6     6,489.6    6,709.9     6,567.1    26,289.2    6,215.1          12,200.0  25,000.0
    ---------------------------------------------------------------------------------------------------     -----------------------
    Geographic Information
      -------------------------------------------------------------------------------------------------
                 Japan              3,662.9     3,653.9    3,984.8     4,014.2    15,315.8    3,660.8
      .................................................................................................
             North America          2,510.9     2,399.0    2,369.8     2,143.5     9,423.2    2,091.1
      .................................................................................................
                Europe              1,019.0     1,001.6      983.1       989.7     3,993.4      916.2
      .................................................................................................
                 Asia                 720.1       785.2      811.2       804.4     3,120.9      798.3
      .................................................................................................
                 Other                559.7       569.2      641.2       524.0     2,294.1      628.7
      .................................................................................................
              Elimination          -1,950.0    -1,919.3   -2,080.2    -1,908.7    -7,858.2   -1,880.0
    ---------------------------------------------------------------------------------------------------
    Business Segment
      -------------------------------------------------------------------------------------------------
              Automotive            6,014.3     5,925.3    6,180.4     6,057.3    24,177.3    5,720.9
      .................................................................................................
          Financial Services          378.6       406.7      391.7       321.3     1,498.3      363.1
      .................................................................................................
               All Other              293.0       321.0      333.6       399.3     1,346.9      288.2
      .................................................................................................
              Elimination            -163.3      -163.4     -195.8      -210.8      -733.3     -157.1
-------------------------------------------------------------------------------------------------------     -----------------------
Operating Income (billions of yen)    675.4       596.7      601.5       396.7     2,270.3      412.5             750.0   1,600.0

    (Operating Income Ratio) (%)  (    10.4) (      9.2) (     9.0)  (     6.0) (      8.6) (     6.6)         (    6.1) (    6.4)
    ---------------------------------------------------------------------------------------------------     -----------------------
    Geographic Information
      -------------------------------------------------------------------------------------------------
                 Japan                396.6       376.7      389.4       277.6     1,440.3      217.1
      .................................................................................................
             North America            160.2        93.9       63.6       -12.4       305.3       69.1
      .................................................................................................
                Europe                 38.5        29.8       34.0        39.2       141.5       20.3
      .................................................................................................
                 Asia                  49.6        67.1       64.3        75.4       256.4       69.3
      .................................................................................................
                 Other                 38.6        33.1       49.9        22.3       143.9       44.5
      .................................................................................................
              Elimination              -8.1        -3.9        0.3        -5.4       -17.1       -7.8
    ---------------------------------------------------------------------------------------------------
    Business Segment
      -------------------------------------------------------------------------------------------------
              Automotive              622.1       559.5      567.8       422.5     2,171.9      332.3
      .................................................................................................
          Financial Services           48.3        29.5       20.9       -12.2        86.5       79.1
      .................................................................................................
               All Other                4.1         6.0       11.8        11.1        33.0        2.9
      .................................................................................................
              Elimination               0.9         1.7        1.0       -24.7       -21.1       -1.8
-------------------------------------------------------------------------------------------------------     -----------------------
Income before income taxes
(billions of yen)                     739.0       623.2      652.7       422.3     2,437.2      453.0             800.0   1,700.0

(Income before income
 taxes Ratio) (%)                  (   11.3)  (     9.6) (     9.7) (      6.4) (      9.3) (     7.3)        (     6.6) (    6.8)
-------------------------------------------------------------------------------------------------------     -----------------------
Equity in Earnings
of Affiliated Companies                81.8        63.3       79.1        45.9       270.1       95.0
   (billions of  yen)
-------------------------------------------------------------------------------------------------------     -----------------------
Net Income (billions of yen)          491.5       450.9      458.6       316.8     1,717.8      353.6             600.0   1,250.0

    (Net Income Ratio) (%)       (      7.5) (      6.9) (     6.8) (      4.8) (      6.5) (     5.7)        (     4.9) (    5.0)
-------------------------------------------------------------------------------------------------------     -----------------------
Shareholders Return
    ---------------------------------------------------------------------------------------------------
    Cash Dividends (billions of yen)              207.0                  236.2       443.2
      -------------------------------------------------------------------------------------------------
      Cash Dividends Per share (yen)                 65                     75         140
      -------------------------------------------------------------------------------------------------
      Payout Ratio (%)                             22.0                   30.6        25.9
    ---------------------------------------------------------------------------------------------------
    Value of shares repurchased        62.9        36.5       92.0       125.6       317.0          -
     (billions of yen)
    ---------------------------------------------------------------------------------------------------
    Number of shares canceled             -           -          -     162,000     162,000          -
     (thousands)
-------------------------------------------------------------------------------------------------------
Number of Outstanding Shares                  3,609,997              3,447,997   3,447,997  3,447,997
(thousands)
-------------------------------------------------------------------------------------------------------     -----------------------

Supplemental Material for Financial Results for FY2009 First Quarter (Consolidated)
(U.S. GAAP)

-------------------------------------------------------------------------------------------------------     -----------------------
                                   FY2008                                                    FY2009           FY2009
                                  ----------------------------------------------            -----------     -----------
                                               (Note 1)               (Note 1)                               First half  Forecast
                                      1Q          2Q         3Q          4Q     (Apr.2007        1Q          (Apr.2008   (Apr.2008
                                                                                 through                     through     through
                                                                                Mar.2008)                    Sep.2008)   Mar.2009)
-------------------------------------------------------------------------------------------------------     -----------------------

-------------------------------------------------------------------------------------------------------     -----------------------
Research & Development
(billions of yen)                     229.0       217.3      246.8       265.7       958.8      234.2             430.0     920.0
-------------------------------------------------------------------------------------------------------     -----------------------
Depreciation (billions of yen)        242.9       260.7      244.5       294.3     1,042.4      245.3  (Note 3)   500.0   1,100.0
    ---------------------------------------------------------------------------------------------------     -----------------------
    Geographic Information
      -------------------------------------------------------------------------------------------------                ------------
                 Japan                144.8       156.3      145.2       166.8       613.1      147.6                       690.0
      .................................................................................................                ............
             North America             44.3        46.1       44.3        68.8       203.5       44.2                       210.0
      .................................................................................................                ............
                Europe                 24.2        26.5       24.3        26.0       101.0       23.8                       100.0
      .................................................................................................                ............
                 Asia                  19.8        20.7       20.2        20.5        81.2       19.0                        60.0
      .................................................................................................                ............
                 Other                  9.8        11.1       10.5        12.2        43.6       10.7                        40.0
-------------------------------------------------------------------------------------------------------     -----------------------
Capital Expenditures
(billions of yen)                     254.0       371.6      360.7       493.9     1,480.2      268.4  (Note 3)   600.0   1,400.0
    ---------------------------------------------------------------------------------------------------     -----------------------
    Geographic Information
      -------------------------------------------------------------------------------------------------                ------------
                 Japan                135.7       214.9      207.9       304.6       863.1      148.9                       820.0
      .................................................................................................                ............
             North America             68.1        91.1       71.7       103.4       334.3       73.3                       320.0
      .................................................................................................                ............
                Europe                 15.6        26.1       41.1        33.1       115.9       20.3                       140.0
      .................................................................................................                ............
                 Asia                  22.6        22.8       25.3        37.7       108.4       12.7                        60.0
      .................................................................................................                ............
                 Other                 12.0        16.7       14.7        15.1        58.5       13.2                        60.0
-------------------------------------------------------------------------------------------------------     -----------------------
Total Liquid Assets (billions of yen)                                              4,215.4             (Note 4)
-------------------------------------------------------------------------------------------------------
Free Cash Flow (billions of yen)                                                     751.5             (Note 5)
-------------------------------------------------------------------------------------------------------
Total Assets (billions of yen)     34,184.7    33,890.6   34,499.7    32,458.3    32,458.3   34,185.5
-------------------------------------------------------------------------------------------------------
Shareholders' Equity
(billions of yen)                  12,285.2    12,381.2   12,497.3    11,869.5    11,869.5   12,253.0
-------------------------------------------------------------------------------------------------------
Return on Equity (%)                   16.3        14.6       14.7        10.4        14.5       11.7
-------------------------------------------------------------------------------------------------------
Return on Asset (%)                     5.9         5.3        5.4         3.8         5.3        4.2
-------------------------------------------------------------------------------------------------------     -----------------------

Number of Consolidated Subsidiaries                                                    530
-------------------------------------------------------------------------------------------------------
Number of Affiliates Accounted                                                          55
for Under the Equity Method
-------------------------------------------------------------------------------------------------------     -----------------------


---------------------------------------------------------           Cautionary Statement with Respect to Forward-Looking
Analysis of Net Income FY2009 1Q             Consolidated           Statements
(billions of yen, approximately)                                    This report contains forward-looking statements that reflect
---------------------------------------------------------           Toyota's plans and expectations. These forward-looking
Marketing Efforts                                  30.0             statements are not guarantees of future performance and
---------------------------------------------------------           involve known and unknown risks, uncertainties and other
Cost Reduction Efforts                            -10.0             factors that may cause Toyota's actual results, performance,
    -----------------------------------------------------           achievements or financial position to be materially
    From Engineering                              -30.0             different from any future results, performance, achievements
    -----------------------------------------------------           or financial position expressed or implied by these
    From Manufacturing and Logistics               20.0             forward-looking statements. These factors include: (i)
---------------------------------------------------------           changes in economic conditions and market demand affecting,
Effects of Changes in Exchange Rates             -200.0             and the competitive environment in, the automotive markets
---------------------------------------------------------           in Japan, North America, Europe and other markets in which
Increases in Expenses, etc                        -82.9             Toyota operates; (ii) fluctuations in currency exchange
---------------------------------------------------------           rates, particularly with respect to the value of the
       (Changes in Operating Income)             -262.9             Japanese yen, the U.S. dollar, the Euro, the Australian
---------------------------------------------------------           dollar, the Canadian dollar and the British pound; (iii)
Non-operating Income                              -23.1             Toyota's ability to realize production efficiencies and to
---------------------------------------------------------           implement capital expenditures at the levels and times
Equity in Earnings of Affiliated Companies         13.2             planned by management; (iv) changes in the laws, regulations
---------------------------------------------------------           and government policies in the markets in which Toyota
Income Taxes, Minority Interest in                                  operates that affect Toyota's automotive operations,
Consolidated Subsidiaries                         134.9             particularly laws, regulations and government policies
---------------------------------------------------------           relating to trade, environmental protection, vehicle
       (Changes in Net Income)                   -137.9             emissions, vehicle fuel economy and vehicle safety, as well
---------------------------------------------------------           as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi)
                                                                    Toyota's ability to timely develop and achieve market
                                                                    acceptance of new products; and (vii) fuel shortages or
                                                                    interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota
                                                                    purchases materials, components and supplies for the
                                                                    production of its products or where its products are
                                                                    produced, distributed or sold.
                                                                    A discussion of these and other factors which may affect
                                                                    Toyota's actual results, performance, achievements or
                                                                    financial position is contained in Toyota's annual report on
                                                                    Form 20-F, which is on file with the United States
                                                                    Securities and Exchange Commission.
